United States securities and exchange commission logo





                             September 26, 2022

       William Aaronson
       Partner
       Davis Polk & Wardwell LLP
       450 Lexington Avenue
       New York, NY 10017

                                                        Re: Forma Therapeutics
Holdings, Inc.
                                                            Schedule TO-T
                                                            Filed September 15,
2022
                                                            File No. 005-91541

       Dear Mr. Aaronson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T filed September 15, 2022

       Offer to Purchase
       Item 13. Conditions of the Offer, page 57

   1. On page 58, you state that "the failure by Parent or Purchaser at any time to exercise any of the foregoing rights
will not be deemed a waiver of any such right and each such right will be deemed an
ongoing right which may be asserted at any time and from time to time prior to expiration of
the Offer...." This suggests the Parent or Purchaser may become aware that an offer
condition has been triggered yet the tender offer may proceed without new disclosure. To the
extent you become aware of any offer condition becoming
                                                        operative in a way that
would enable Parent or Purchaser to terminate the offer or cancel the obligation to
accept tenders, and Purchaser elects to proceed with the offer anyway, we view that decision
as a waiver of the condition. If a material condition is waived, a material change has
occurred to the offer document within the meaning of Rule 14d-6(c).
                                                        Please confirm your
understanding supplementally.
 William Aaronson
Davis Polk & Wardwell LLP
September 26, 2022
Page 2
2. Please revise to clarify that all offer conditions must be satisfied or waived as of the
         Expiration Date.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Daniel Duchovny 202-
551-3619.



FirstName LastNameWilliam Aaronson                              Sincerely,
Comapany NameDavis Polk & Wardwell LLP
                                                                Division of
Corporation Finance
September 26, 2022 Page 2                                       Office of
Mergers & Acquisitions
FirstName LastName